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                    [MATTHEWS, CARTER AND BOYCE LETTERHEAD]










Board of Directors
Allied Capital Corporation
1666 K Street, N.W., Suite 901
Washington, D.C.  20006




      In compliance with Rule 17f-2 promulgated under the Investment Company Act of 1940, we have made an examination of the investment accounts shown by the books and records of Allied Investment Corporation II as of May 31, 1997 (Investment Company Act File Number 811-6354). Our examination was made in accordance with generally accepted auditing standards.

      Securities owned as of the close of business on May 31, 1997, shown by the books and records examined by us which were accounted for by count and inspection thereof, were located in the vault of Riggs Bank, Washington, D.C., except for those which related to recently disbursed loans or which were out for transfer on that date, which were accounted for by other means.



                                          /s/ MATTHEWS, CARTER AND BOYCE




January 15, 1998